Exhibit 99.1

ENZYMOTEC LTD.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha'Emek 2310001, Israel

March 16, 2017

Dear Enzymotec Ltd. Shareholder:

We cordially invite you to attend an extraordinary general meeting of shareholders, or the Meeting, of Enzymotec Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Tuesday, April 25, 2017, at our offices at Sagi 2000 Industrial Area, Migdal Ha'Emek 2310001, Israel.

The Company's Notice of Extraordinary General Meeting of Shareholders, which was published on March 10, 2017, and its Proxy Statement, each of which appears on the following pages, describe in detail the matter to be acted upon at the Meeting.

Only shareholders of record at the close of business on Thursday, March 16, 2017 are entitled to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the enclosed Notice of Extraordinary General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

The proxy card must be received by our transfer agent or at our registered office not later than forty eight (48) hours in advance of the Meeting (that is, by 10:00 a.m., Israel time on Sunday, April 23, 2017) to be validly included in the tally of ordinary shares voted at the meeting, unless that deadline is waived by the chairman of the Meeting, at his or her discretion. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.

If your ordinary shares are held in "street name", that is, in a brokerage account or by a trustee or nominee, you should the proxy card or voting instruction form that will be sent to you by such nominee in order to direct your broker, trustee or nominee how to vote your shares.

Sincerely, Steve Dubin Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha'Emek 2310001, Israel
 ________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 25, 2017
________________________________

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting of shareholders, or the Meeting, of Enzymotec Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Tuesday, April 25, 2017, at our offices at Sagi 2000 Industrial Area, Migdal Ha'Emek 2310001, Israel.

The Meeting is being called to approve the compensation of Mr. Erez Israeli, the Company's newly appointed President and Chief Executive Officer and, in connection therewith, approve a one-time increase in the number of ordinary shares available for grant under the Company's 2013 Omnibus Equity Incentive Plan.

Approval of the proposal requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal. In addition to the foregoing simple majority requirement, under the Israeli Companies Law 5759-1999 (the "Israeli Companies Law"), the approval of the proposal also requires that either:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a "personal interest" under the Israeli Companies Law) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company's articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the Meeting, unless such deadline is waived by the chairman of the Meeting. No postage will be required if it is mailed in the United States to the Company's United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their ordinary shares at the Meeting.

 If your ordinary shares in the Company are held in "street name" (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Additional Information and Where to Find It

In connection with the Meeting, the Company will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the Meeting, and the proposal to be voted upon at the Meeting, along with a proxy card enabling them to indicate their vote on the proposal. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, on a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov and will be available on the Company's  website at www.enzymotec.com.

The full text of the proposed resolution for the Meeting, together with the form of proxy card, may also be viewed beginning on Monday, March 20, 2017, at the registered office of the Company, Sagi 2000 Industrial Area, Migdal Ha'Emeq 2310001, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  The Company's telephone number at its registered office is +972-74-717-7177.

March 10, 2017

Sincerely, Steve Dubin Chairman of the Board of Directors

ii

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha'Emek 2310001, Israel
+ 972 74 717 7177
______________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement, or the Proxy Statement, is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Enzymotec Ltd., to which we refer to as Enzymotec or the Company, to be voted at an extraordinary general meeting of shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Tuesday, April 25, 2017, at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha'Emek 2310001, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card are being made available to holders of Enzymotec ordinary shares, par value NIS 0.01, or ordinary shares, on or about March 16, 2017.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Thursday, March 16, 2017, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under "How You Can Vote" below. Our board of directors, or the Board, urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The Meeting is being called to approve the compensation of Mr. Erez Israeli, the Company's newly appointed President and Chief Executive Officer and, in connection therewith, approve a one-time increase in the number of ordinary shares reserved for issuance under the Company's 2013 Omnibus Equity Incentive Plan (the "2013 Plan"):

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Board Recommendation

Our Board unanimously recommends that you vote FOR the above proposal.

Quorum

The holders of ordinary shares outstanding as of March 16, 2017, the record date for the Meeting, are entitled to one vote per share held upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders holding shares representing at least twenty-five percent (25%) of the voting power of our outstanding ordinary shares are present in person or by proxy at the Meeting. If such quorum is not present within one half-hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, and at the same time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum.  A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  The brokers do not have discretionary authority to vote on the proposal being considered at the Meeting. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted on the proposal.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and entitled to vote thereon is necessary for the approval of the proposal. Other than for the purpose of determining whether a quorum is present, broker non-votes and abstentions will not be treated as either a vote "FOR" or "AGAINST" the proposal and therefore have no impact on the voting results for the proposal.

In addition to the foregoing simple majority requirement, under the Israeli Companies Law, the proposal also requires that either:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a "personal interest" under the Israeli Companies Law) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A "controlling shareholder" is any shareholder that has the ability to direct the Company's activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the "means of control" of the Company. "Means of control" is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of the proposal, a "controlling shareholder" furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time.

A "personal interest" of a shareholder under the Israeli Companies Law (x) includes an interest of any members of the shareholder's immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the "personal interest" of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on the proposal; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of the proposal, and failure to do so disqualifies the shareholder from participating in the vote on the proposal. In order to confirm that you lack a conflict of interest in the approval of the proposal and in order to therefore be counted towards the special majority required for the approval of the proposal, you must check the box under Proposal/Item 1A on the accompanying proxy card when you record your vote on the proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of the compensation of the Company's new President and Chief Executive Officer under the proposal, you should not check the box under Proposal/Item 1A on the enclosed proxy card and you should not vote via the enclosed proxy card. Instead, you should contact Ron Mosberg, Adv., our general counsel, at +972-74-717- 7177 or (Fax: +972-74-717-7001), Ronm@enzymotec.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote. In that case, your vote will be counted towards the ordinary majority required for the approval of the proposal, but will not be counted towards the special majority required for approval of the proposal.  If you hold your shares in "street name" (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held by you as a record holder as compared to shares held in "street name" (through a broker, trustee or other nominee). Record holders of shares will receive proxy cards. Holders of shares in "street name" will receive proxy cards or voting instruction forms from their bank, broker or other nominee for use in instructing their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company's share registry), you can submit your vote by completing, signing and submitting a proxy card to American Stock Transfer & Trust Company, the registrar and transfer agent for our ordinary shares.  Proxy cards have or will be mailed to you.  If you are a shareholder of record and have misplaced the proxy card mailed to you, you may print a copy of the proxy card from the "Investor Relations" portion of our website, as described below under "Availability of Proxy Materials," and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our General Counsel, Mr. Ron Mosberg, Adv., via e-mail to ronm@enzymmotec.com or via fax to +972-74-717-7001. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Sagi 2000 Industrial Area, Migdal Ha'Emek 2310001, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty eight (48) hours in advance of the Meeting (that is, by 10:00 a.m., Israel time on Sunday, April 23, 2017). Our Chairman may waive that requirement, however, in accordance with our Articles of Association.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will not be voted due to the requirements under the Israeli Companies Law that you indicate whether you possess a conflict of interest. The persons named as proxies in the enclosed proxy card (Oren Bryan and Ron Mosberg) will vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in "Street Name"

If you hold ordinary shares in "street name", that is, you are a beneficial owner who holds ordinary shares through a bank, broker or other nominee, you may not vote those shares directly at the Meeting unless you obtain a "legal proxy" from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting.

As indicated under "Quorum" above, absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion and vote your shares.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to our Company at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha'Emek 2310001, Israel, Attention: Ron Mosberg, or via facsimile to + 972-74 -717-7001 or e-mail to ronm@enzymotec.com, or to our registrar and transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, not later than 10:00 AM Eastern time on April 23, 2017 canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Voting Results

The final voting results will be reported following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Solicitation of Proxies

The Company will bear the cost of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by the Company.

Availability of Proxy Materials

Copies of the proxy card, the Notice of Extraordinary General Meeting of Shareholders and this Proxy Statement are available at the "Investor Relations" portion of our Company's website, www.enzymotec.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 13, 2017:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 13, 2017, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 22,944,872 ordinary shares outstanding as of March 13, 2017.  Unless otherwise noted below, each shareholder's address is c/o Enzymotec Ltd., Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha'Emeq 2310001, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Galam Ltd.(1)	4,623,232	20.1%
Paulson & Co. Inc. (2)	4,205,980	18.3%
Yelin Lapidot Holdings Management Ltd. (3)	2,579,417	11.2%
All directors and executive officers as a group (17 persons) (4)	1,380,333	5.8%
 ____________

(1)
Based on a Schedule 13G filed on February 12, 2015 by Galam Ltd., includes 3,318,856 ordinary shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd., or Galam M&M, and 1,304,376 ordinary shares held by Galam Ltd., its wholly-owned subsidiary. The management boards of the two entities are comprised of the same people and hold voting and dispositive power over the shares held by the two entities. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma'anit Agricultural Cooperative Society Ltd., or Ochmanit. Ochmanit is wholly-owned by Kibbutz Ma'anit and its members, with 51% of the voting rights held by Kibbutz Ma'anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma'anit.  Established in 1935, Kibbutz Ma'anit is a communal society, referred to in Hebrew as a "kibbutz," with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma'anit are employed by us. The address of this shareholder is Kibbutz Ma'anit, 3785500, Israel.

(2)
Based on a Schedule 13G/A filed on February 14, 2017 by Paulson & Co. Inc., as of December 31, 2016, includes 4,205,980 ordinary shares held by Paulson & Co. Inc., or Paulson, an investment advisor that is registered under Section 203 of the Investment Advisers Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds and separate managed accounts, or the Paulson Funds.  All securities reported above are owned by the Paulson Funds.  The address of this shareholder is 1251 Avenue of the Americas, New York, NY 10020.

(3)
Based on a Schedule 13G/A filed on February 13, 2017 by Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings, Yair Lapidot Mutual Funds Management Ltd., Dov Yelin and Yair Lapidot. As of December 31, 2016, the ordinary shares listed as owned by this shareholder include 802,731 ordinary shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and 1,776,686 ordinary shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or the Lapidot Subsidiaries, each a wholly-owned subsidiary of Yelin Lapidot Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.4% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, respectively, and are responsible for the day-to-day management of Yelin Lapidot Holdings, and thus may be deemed to share voting and dispositive power over the 2,579,417 ordinary shares beneficially owned by Yelin Lapidot Holdings Management Ltd. The Lapidot Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the ordinary shares listed as owned by this shareholder is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Dov Yelin and Yair Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of the subject ordinary shares. The address of this shareholder is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(4)	Consists of (i) 615,609 ordinary shares and (ii) 764,724 shares issuable upon the exercise of options that have vested or will become vested within 60 days of March 13, 2017, and remain outstanding.

PROPOSAL

APPROVAL OF COMPENSATION OF NEWLY-APPOINTED PRESIDENT AND CHIEF
EXECUTIVE OFFICER AND, IN CONNECTION THEREWITH, APPROVAL OF A ONE-
TIME INCREASE IN THE AGGREGATE AUTHORIZED SHARE RESERVE UNDER THE
COMPANY'S 2013 OMNIBUS INCENTIVE PLAN

Background

On March 9, 2017, we announced the appointment of Mr. Erez Israeli as our President and Chief Executive Officer, effective April 18, 2017. Mr. Israeli has more than 20 years of experience in strategic planning, business processes, operation, quality, finance and global sales and marketing. Mr. Israeli was most recently the President and CEO of Growth Markets at Teva Pharmaceuticals Ltd. or Teva, where he oversaw all commercial activities in Asia, Asia Pacific, Africa and Latin America. Since joining Teva in 1994, he held various leadership roles of increasing responsibilities including the Head of Global Quality, President and CEO of Teva API and President, and Group Executive Vice President and Chief Business Process Officer at Teva. Mr. Israeli obtained an MBA in Finance and Marketing from Bar Ilan University, Israel.

In connection with his appointment, the Company and Mr. Israeli entered into an employment, dated March 8, 2017, or the Employment Agreement. At the Meeting, the shareholders are being asked to approve the proposed compensation terms of Mr. Israeli as set forth in the Employment Agreement.  In addition, in connection with the proposed grants of share options and restricted share units to Mr. Israeli, as described below, the shareholders are being asked to approve an increase in the number of ordinary shares reserved for issuance under the 2013 Plan.

Compensation of our President and Chief Executive Officer

Pursuant to the Israeli Companies Law, in general, the compensation of the chief executive officer of any public Israeli company, if consistent with its compensation policy, must be approved by the company's compensation committee, board of directors and shareholders, in that order.  If the compensation of the chief executive officer is inconsistent with the compensation policy, then the foregoing approvals are still required, but the compensation committee and the board of directors of the company must consider certain additional matters in approving the compensation (described below) and one of the two additional conditions described below must be met to obtain shareholder approval.

Our Compensation Committee and the Board approved the Employment Agreement which sets forth the terms of Mr. Israeli's compensation.  At the Meeting, our shareholders will be asked to approve such compensation terms.

Pursuant to the Employment Agreement, Mr. Israeli's employment term will commence on April 18, 2017, for an indefinite period, subject to earlier termination by the Company or by Mr. Israeli upon three months' prior notice, provided that no prior notice is required in the event of a termination by the Company for "Cause" as such term is defined in the Employment Agreement.  During such notice period, Mr. Israeli will be entitled to all benefits under the Employment Agreement, including the continued vesting of share options, even if the Company waives its right to continued service. The Employment Agreement includes customary covenants regarding confidentiality, IP assignment, non-competition and non-solicitation.

Below is a summary of the proposed compensation terms of Mr. Israeli, as set forth in the Employment Agreement:

Base Salary: Monthly base salary of NIS 90,000 (equivalent to approximately $24,583 based on the U.S. dollar / New Israeli Shekel representative exchange rate of 3.661 reported by the Bank of Israel on March 14, 2017).

Annual Cash Bonus: Potential annual cash bonus (pro rata for a partial year) up to a maximum of eight monthly salaries, based on the Company's achievement of objectives determined by the Company at the beginning of the year and subject to the Company's bonus policy.

Benefits: Customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers' insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Israeli Severance Pay Law, 1963), educational savings fund, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. Mr. Israeli will also receive a company car.

Vacation and Sick Leave: 23 vacation days per year, subject to carryover in accordance with the Company's vacation policy and paid sick leave from the first day.

Equity-Based Compensation: Contingent upon approval by the Company's shareholders at the Meeting, Mr. Israeli will receive the following equity grants: (A) a grant of (i) options to purchase up to 266,667 ordinary shares at an exercise price per share equal to the average closing sales price per share on the NASDAQ Stock Market over the thirty (30) trading days period preceding the date of grant (i.e., the date of the Meeting), or the Options; and (ii) 133,333 restricted share units, or RSUs, with each such grant to be effective on April 25, 2017 (i.e., the date of the Meeting) and subject to the vesting conditions described below; and  (B) a grant of (i) 30,000 RSUs vesting of which shall (in addition to the time-based vesting described below) be subject to Company's share price exceeding $20 per ordinary share for a period of more than sixty (60) trading days and (ii) 40,000 RSUs vesting of which shall (in addition to the time-based vesting described below) be subject to Company's share price exceeding $25 per ordinary share for a period of more than sixty (60) trading days (such share price conditions are also referred to as the share "price hurdles").

The Options will have a term of 10 years. The Options and the RSUs will vest in equal installments, on each of the first four (4) anniversaries of the commencement of employment under the Employment Agreement, each being referred to as a Vesting Date, subject to Mr. Israeli's continued employment with the Company on each such Vesting Date. If Mr. Israeli's employment is terminated prior to any Vesting Date, any unvested balance of the Options and RSUs will become forfeited upon such termination, provided, that Mr. Israeli may be eligible for the grant of the Termination RSUs, as described below.

In the event of a Merger/Sale (as defined below) or a Change of Control (defined as an acquisition in one transaction or a series of related transactions resulting in any person having (by itself or together with others) beneficial ownership (as defined in Section 13 of the U.S. Securities Exchange Act of 1934) of more than fifty percent (50%) of the combined voting power of the Company's then outstanding voting securities, then, subject to the terms of our 2013 Plan, the Board or its designated committee, as applicable, may, in case the successor corporation refuses to assume or substitute Mr. Israeli's Options and RSUs as described above, accelerate all or part of the unvested portion of the Options and RSUs or cancel the Options and RSUs against payment in cash in an amount determined by the Board or its designated committee as fair in the circumstances. Nevertheless, any and all unvested Options and RSUs (with respect to the RSUs referred to in (B)(i) and (ii) above, assuming that the share price hurdle has been passed) will be immediately accelerated if upon or following such Merger/Sale or Transaction, Mr. Israeli's employment will be terminated by the Company (other than termination for Cause).

"Merger/Sale" is defined under the 2013 Plan as (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the shares of the Company, or an acquisition by a shareholder of the Company or by an Affiliate (as defined in the 2013 Plan) of such shareholder, of all the shares of the Company held by other shareholders or by other shareholders who are not Affiliated with such acquiring party; (iii) a merger, consolidation, amalgamation or like transaction of the Company with or into another corporation; (iv) a scheme or arrangement for the purpose of effecting such sale, merger or amalgamation; or (v) such other transaction or set of circumstances that is determined by the Committee, in its discretion, to be a transaction having a similar effect.

Furthermore, in the event of termination of Mr. Israeli by the Company other than for "Cause" (as defined in the Employment Agreement) he shall be entitled to receive on the day of actual termination of his employment additional fully vested RSUs, or the Termination RSUs, without any payment of cash by him in consideration thereof, other than taxes, if applicable (in addition to all RSUs otherwise granted under the employment agreement) in a number which will (a) represent Mr. Israeli's entitlement for severance pay under Section 12 of the Israeli Severance Pay Law (which currently provides for a severance payment equal to the employee's monthly salary multiplied by the number of years of continued employment) divided by the closing price per share of the Company's shares on such date, and (b) not exceed the number of unvested Options then held by Mr. Israeli.

The equity grants set forth in the Employment Agreement constitute approximately 2.05% of the outstanding Ordinary Shares as of March 13, 2017. The value of the grants (other than the RSUs subject to the share price hurdles and the Termination RSUs) is estimated at approximately $ 466,610  per year, computed on a linear basis based on the Binomial option pricing model, taking into consideration a share price of $9.00.  Based on the same assumptions, the maximum value of the RSUs subject to the share price hurdles is estimated at approximately $115,919 per year.  The closing price per share of the Company's ordinary shares on the Nasdaq Global Select Market on March 13, 2017 was $9.10.

Increase in shares available for grant under the 2013 Plan

As we do not have sufficient number of ordinary shares reserved for issuance under our 2013 Plan to make the equity awards set forth in the Employment Agreement and in order to retain the flexibility to continue to provide equity incentives under the 2013 Plan in 2017 and beyond, our compensation committee and the Board determined that there is a need to increase the number of ordinary shares reserved for issuance under the 2013 Plan.  Accordingly, on March 8, 2017, our compensation committee and the Board approved, subject to approval by our shareholders at the Meeting, a one-time increase, or the Plan Increase, of the aggregate number of ordinary shares authorized for issuance under the 2013 Plan by 470,000 ordinary shares, which amount is equal to the aggregate number of ordinary shares underlying the Options and RSUs to be granted to Mr. Israeli under the Employment Agreement (including the RSUs subject to the share price hurdles and any potential Termination RSUs), representing 2.05% of our outstanding ordinary shares as of March 13, 2017. The Plan Increase is contingent upon, and will become effective subject to, approval by our shareholders at the Meeting.

As of December 31, 2016, 2,147,336 ordinary shares were subject to outstanding equity awards (including outstanding options and unvested RSUs), under all of our option plans (i.e., the 2013 Plan and 2003 Israeli Share Option Plan with 2012 U.S. Addendum) and 307,756 shares remained reserved for future grants under the 2013 Plan. On January 1, 2017, the amount reserved for future grants was increased by 457,051 shares pursuant to the "evergreen" mechanism included in the 2013 Plan. Between January 1, 2017 and March 1, 2017, we granted an additional 353,235 options and 176,623 restricted share units to our employees and officers, such that as of the date of this Proxy Statement and without taking into account Mr. Israeli's proposed equity grants, there are 300,856 shares, which remain reserved for future grants under the 2013 Plan.   Following approval of the Plan Increase by our shareholders and including the grants of the Options and RSUs to Mr. Israeli (including the RSUs subject to the share price hurdles and any potential Termination RSUs), the number of shares that remain reserved for future grants under the 2013 Plan will remain unchanged and will be equal to 300,856 shares.

By increasing the aggregate number of shares authorized for issuance under the 2013 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by our management, our Compensation Committee and our Board to retain existing and hire additional talent over the course of 2017.

The text of the proposed amendment to the 2013 Plan reads as follows:

"Section 5 of the Enzymotec Ltd. 2013 Omnibus Equity Incentive Plan is hereby amended to add the following as the third sentence of Section 5: The number of Shares shall be increased by 470,000 Shares effective as of April 25, 2017.

Reasons for the Proposal

In light of the fact that the proposed compensation of Mr. Israeli is not consistent with the Company's compensation policy, in approving the compensation of Mr. Israeli, our compensation committee and the Board considered the following, as required by the Israeli Companies Law:

•	advancement of the Company's objectives, the Company's business plan and its long-term strategy;
•	creation of appropriate incentives for Mr. Israeli, considering the Company's risk management policy;
•	the size and the nature of the Company's operations;
•	with respect to long-term incentives, the incentives they will create for Mr. Israeli to advance the Company's long-term business objectives, by creating value for the Company's shareholders;
•	Mr. Israeli's knowledge, skills, expertise and accomplishments;
•	Mr. Israeli's roles and responsibilities as President and Chief Executive Officer of a large organization such as the Company;
•
previous terms of remuneration provided to Mr. Israeli as well as remuneration granted to the Company's other employees and weighing the disparity between Mr. Israeli's proposed compensation and the Company's employees' average and median salary as well as the effect of any such disparity on the working environment in the Company, while taking into account Mr. Israeli's leadership role at the Company;

•
the link between variable compensation and long-term performance, including measurable performance criteria relating to the RSUs subject to the share price hurdles as set forth in the Employment Agreement;

•	long-term vesting period for variable, equity-based compensation;
•	the amount of severance compensation; and
•	other relevant factors as required under the Israeli Companies Law;

In addition, the compensation committee and the Board considered comparable executive compensation among Israeli companies similar to the Company.  The compensation committee and the Board found that the awarding of the proposed compensation is appropriate in light of the scope of Mr. Israeli's anticipated services, responsibilities and contributions to the Company and its activities and is necessary in order to enable the Company to attract a qualified executive to lead the Company.

Proposed Resolutions

We are proposing that our shareholders approve the compensation of our new President and Chief Executive Officer and the Plan Increase, via the adoption of the following resolutions at the Meeting:

"RESOLVED, that the compensation of the Company's newly-appointed President and Chief Executive Officer, as set forth in the employment agreement between the Company and the President and Chief Executive Officer and described in the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved; and further

RESOLVED, that the amendment to the Company's 2013 Omnibus Equity Incentive Plan, or the 2013 Plan, that is described and set forth in the Proxy Statement with respect to the Meeting, which will increase, on a one-time basis, by 470,000, the number of ordinary shares reserved for issuance under the 2013 Plan be, and the same hereby is, approved in all respects."

Required Majority

The vote required for approval of the compensation of our new President and Chief Executive Officer and the Plan Increase is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the approval of the cash bonus that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the payment of the cash bonus does not exceed two percent (2%) of the aggregate voting rights in our Company.

Please see the discussion under "Vote Required for Approval of the Proposal" above for definitions of the terms "controlling shareholder" and "personal interest" under the Israeli Companies Law for purposes of the proposal. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box for Item/Proposal 1A on the proxy card in order for your vote to be counted towards the special majority required under the Israeli Companies Law for approval of the compensation of our new President and Chief Executive Officer under the proposal. If you do not check that box, even if you vote in favor of the proposal, your vote will not be counted towards the special majority required under the Israeli Companies Law for approval of the proposal.

Board Recommendation

The Board unanimously recommends that you vote "FOR" the proposed resolutions approving the compensation of our newly-appointed President and Chief Executive Officer and the related share reserve increase under the 2013 Plan.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders, and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board.

ADDITIONAL INFORMATION

The Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 16, 2017, is available for viewing and downloading at the SEC's website at www.sec.gov as well as at the Investor Relations section of the Company's website at www.enzymotec.com.

 The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company's filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public on the SEC's website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Steve Dubin, Chairman of the Board of Directors
Migdal Ha'Emek, Israel March 16, 2017